CUSIP NO. 205914104



                     SECURITIES AND EXCHANGE
                           COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                    COMTEX NEWS NETWORK, INC.

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                        (NAME OF ISSUER)

             Common Stock, par value $0.01 per share
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                 (TITLE OF CLASS OF SECURITIES)

                            205914104
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              (CUSIP Number of Class of Securities)

                        Stephen W. Ellis
                       4900 Seminary Road
                            Suite 800
                   Alexandria, Virginia  22311
                         (703) 820-2000

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      (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS)

                          July 31, 2003
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     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box.  [  ]

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     STEPHEN W. ELLIS

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)
     (B)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS   OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION    USA

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER        1,303,300

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER           0

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER   1,303,300

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER           0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,303,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN   SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.9%

14.  TYPE OF REPORTING PERSON                     IN

Item 1.     Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Comtex News Network, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 4900 Seminary Road, Suite 800, Alexandria, Virginia 22311.


Item 2.     Identity and Background

     The Statement is filed on behalf of Stephen W. Ellis.  Mr.
Ellis is Chairman of the Board and Chief Executive Officer of the Issuer and his business address is 4900 Seminary Road, Suite 800,
Alexandria, Virginia 22311.

     During the past five years, Mr. Ellis has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Ellis is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

     On October 23, 2002, Mr. Ellis, upon appointment to the Board of Directors, received an option to buy 10,000 shares of Common Stock pursuant to the Comtex News Network, Inc. 1995 Stock Option Plan (the "Stock Option Plan") at an exercise price of $0.19 per share. Of these 10,000 options, 3,300 have vested. On December 23, 2002, Mr. Ellis used personal funds to purchase 300,000 shares of Common Stock at the purchase price of $0.10 per share for investment purposes. Subsequently, upon appointment as Chairman of the Board of Directors, Mr. Ellis received an option to buy 700,000 shares of Common Stock pursuant the Stock Option Plan at an exercise price of $0.14 per share, all of which are fully vested. Effective as of July 1, 2003, upon appointment as Chief Executive Officer, Mr. Ellis received (1) an option to buy 250,000 shares of Common Stock pursuant to the Comtex News Network, Inc. 2003 Stock Incentive Plan at an exercise price of $0.26 per share, all of which are fully vested; and (2) an option to buy 575,000 shares of Common Stock pursuant to the Stock Option Plan at an exercise price of $0.26 per share, of which 25,000 options will vest on August 31, 2003; 25,000 options will vest on September 30, 2003; and 25,000 options will vest each month thereafter through June 2005.


Item 4.     Purpose of Transaction

     On October 23, 2002, Mr. Ellis, upon appointment to the Board of Directors, received an option to buy 10,000 shares of Common Stock pursuant to the Comtex News Network, Inc. 1995 Stock Option Plan (the "Stock Option Plan") at an exercise price of $0.19 per share. Of these 10,000 options, 3,300 have vested. On December 23, 2002, Mr. Ellis used personal funds to purchase 300,000 shares of Common Stock at the purchase price of $0.10 per share for investment purposes. Subsequently, upon appointment as Chairman of the Board of Directors, Mr. Ellis received an option to buy 700,000 shares of Common Stock pursuant the Stock Option Plan at an exercise price of $0.14 per share, all of which are fully vested. Effective as of July 1, 2003, upon appointment as Chief Executive Officer, Mr. Ellis received (1) an option to buy 250,000 shares of Common Stock pursuant to the Comtex News Network, Inc. 2003 Stock Incentive Plan at an exercise price of $0.26 per share, all of which are fully vested; and (2) an option to buy 575,000 shares of Common Stock pursuant to the Stock Option Plan at an exercise price of $0.26 per share, of which 25,000 options will vest on August 31, 2003; 25,000 options will vest on September 30, 2003; and 25,000 options will vest each month thereafter through June 2005.

     Mr. Ellis does not have any other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Mr. Ellis reserves his rights to develop such plans or proposals and to consider and address any matters, including such plans and proposals, that may come before the Issuer or before Mr. Ellis in his capacity as the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

     In the future, Mr. Ellis may determine to purchase additional shares of the Issuer's capital stock or may determine to sell shares of the Issuer's capital stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.



Item 5.     Interest in Securities of the Issuer

     (a) The Issuer's total issued and outstanding capital stock as of July 31, 2003 is 13,582,903 shares of Common Stock. In the aggregate, Mr. Ellis beneficially owns 1,303,300 shares, or 8.9% of the Issuer's Common Stock, as adjusted to reflect exercise of options held by Mr. Ellis, which have vested or will vest within the next 60 days.

     (b)  Mr. Ellis beneficially owns 1,303,300 shares of Common
Stock as to which he has sole power to vote and sole dispositive power.


     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.     Material to Be Filed as Exhibits

     Not applicable.

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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13D is true, complete and correct.


                         /s/ STEPHEN W. ELLIS
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                              Stephen W. Ellis


Dated:  August 20, 2003